UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prevention Insurance.com
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

741375208
(CUSIP Number)

Mr. Chee Chau Ng Unit 604, Uptown 1, No.1 Jalan SS21/58, Damansara Uptown, 47400 Petaling Jaya Selengor, Malaysia 47400 +60 3 7611 9238
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741375208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Metrowork Equity Sdn. Bhd.
2.	Check the Appropriate Box if a Member of a Group

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,638,084
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,638,084
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,638,084
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 70%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 22,340,081shares of common stock of the Company issued and outstanding on the date of this filing.

CUSIP No. 741375208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Chee Chau Ng
2.	Check the Appropriate Box if a Member of a Group

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,638,084(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,638,084(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,638,084
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 70%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 15,638,084 shares of common stock held by Metrowork Equity Sdn. Bhd. (“Metrowork”). The reporting person is the sole shareholder and officer of Metrowork.

(2)	Based on 22,340,081 shares of common stock of the Company issued and outstanding on the date of this filing.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Prevention Insurance.com., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Unit 604, Uptown 1, No.1, Jalan SS21/58, Damansara, Uptown, 47400 Petaling Jaya, Selengor, Malaysia 47400.

Item 2.	Identity and Background

(a)        This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Metrowork Equity Sdn. Bhd., a Malaysian corporation (“Metrowork”) and (ii) Chee Chau Ng, the sole shareholder and officer of Metrowork.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b)        The business address for each of the Reporting Persons is the address of the Company.

(c)        The principal occupation of each Reporting Person is venture capital investments.

(d)       Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No—for all Reporting Persons.

(e)        Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No—for all Reporting Persons.

(f)         Metrowork is a Malaysian corporation and Mr. Ng is a Malaysian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Effective May 30, 2018, pursuant to a Stock Purchase Agreement, Metrowork acquired from Chee Chow Teow, EE Meng Teow and Wooi Huat Teow ("Sellers") a total of 15,638,084 shares of Company common stock held by the Sellers. The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain such Common Stock, and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a and b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 22,340,081 shares of Common Stock outstanding as of January 31, 2018 as reported by the Issuer in its Form 10-Q filed on March 13, 2018.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       No person other than Metrowork or Mr. Ng have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 15,638,084 securities beneficially owned.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A	Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2018

Metrowork Equity Sdn. Bhd

By:	/s/ Chee Chau Ng
Chee Chau Ng
President

/s/ Che Chau Ng
Che Chau Ng

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Prevention Insurance.com shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: May 30, 2018

Metrowork Equity Sdn. Bhd

By:	/s/ Chee Chau Ng
Chee Chau Ng
President

/s/ Che Chau Ng
Che Chau Ng